UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60162 / June 23, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13475

In the Matter of	:
	: ORDER MAKING FINDINGS
ADVANCED MONITORING SYSTEMS, INC., :	AND REVOKING
AFC LOW INCOME HOUSING	: REGISTRATIONS BY DEFAULT
CREDIT PARTNERS-I,	: AS TO SIX RESPONDENTS
AIR L.A., INC.	:
(N/K/A CLEAN ENERGY, INC.), :	
ALEXANDER INTERNATIONAL, LTD., :	
ALL THE WAY, INC.,	:
ALLIANCE NORTHWEST	:
INDUSTRIES, INC., and	:
ALPHA CENTARI, INC.	:

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 20, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that all Respondents have been served with the OIP in accordance with Rule 141 of the Commission's Rules of Practice by June 8, 2009. On June 9, 2009, the Division filed a Motion for Default (Motion) against all but one Respondent. AFC Low Income Housing Credit Partners-I filed a timely Answer and participated in the telephonic prehearing conference held on June 16, 2009.

        The remaining Respondents, Advanced Monitoring Systems, Inc. (Advanced Monitoring), Air L.A., Inc. (n/k/a Clean Energy, Inc.) (Air L.A.), Alexander International, Ltd. (Alexander), All the Way, Inc. (All the Way), Alliance Northwest Industries, Inc. (Alliance Northwest), and Alpha Centari, Inc. (Alpha Centari), are in default for failing to file an Answer to the OIP, to participate in the prehearing conference, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f), .221(f). Accordingly, as authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

        Advanced Monitoring (CIK No. 315698) is a delinquent Colorado corporation located in The Woodlands, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced Monitoring is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1994, which reported a net loss of $323,269 for the prior nine months. As of May 13, 2009, the company's stock (ADNM) was traded on the over-the-counter markets.

Air L.A. (CIK No. 886969) is a void Delaware corporation located in Austin, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Air L.A. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1995, which reported a net loss of $760,647 for the prior three months.

Alexander (CIK No. 1215747) is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Alexander is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $21,357 since inception on July 20, 1998.

All the Way (CIK No. 1120826) is a dissolved Colorado corporation located in Colorado Springs, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). All the Way is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on August 4, 2000.

Alliance Northwest (CIK No. 745452) is a Washington corporation located in Seattle, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Alliance Northwest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995, which reported a net loss of over $2.1 million for the prior nine months. On June 27, 1996, the company filed a Chapter 7 petition with the U.S. Bankruptcy Court for the Western District of Washington, which terminated on May 26, 1999. As of May 13, 2009, the company's stock (ALNI) was traded on the over-the-counter markets.

Alpha Centari (CIK No. 1122155) is a Texas corporation located in Cedar Hill, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Alpha Centari is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $6,000 since its inception on March 27, 2000.

These Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Therefore, the Division's Motion is GRANTED.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Advanced Monitoring Systems, Inc., Air L.A., Inc. (n/k/a Clean Energy, Inc.), Alexander International, Ltd., All the Way, Inc., Alliance Northwest Industries, Inc., and Alpha Centari, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge